

June 20, 2011

Via E-mail
Glenn James
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495-8036

> **Re: Renaissance Learning, Inc.**
> **Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011 and April 15, 2011, respectively**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 000-22187**

Dear Mr. James:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

1. Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. As examples, we note the following risk factor headings:

   - "Reliance on Single Product Line"
   - "Geographic Concentration of Sales"
   - "Dependence on Educational Institutions and Government Spending"

We note that in your response letter dated July 31, 2009, you represented that you would revise the risk factor headings to identify the specific risk. Please confirm that you will revise each of your subheadings in future filings to ensure that they disclose the specific risk or risks that you are discussing in the text. See Item 503(c) of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

2.   Tell us your consideration to include a discussion regarding the reasons for the changes in inventory balances from period to period and providing an inventory turnover analysis for such periods. Refer to Item 303(a)(1) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 37

3.   We note from your disclosures in Note 3(f) that your equity securities are classified as trading securities. Tell us where you classified the purchase and sale of such securities in your consolidated statements of cash flow. To the extent that you classified these cash flows as investing activities, then explain further how you considered the guidance in ASC 230-10-45-19 and 45-20 in your determination of such classification.

Note 3. Significant Accounting Policies

(c) Revenue Recognition, page 39

4.   We note from your response to comment 1 in your September 8, 2009 letter that your subscription arrangements typically include the following elements: software license, hosting, consulting services and product development and based on your current disclosures, it appears that such arrangements also include technical services such as installation and data conversion. Revise to include a discussion of how you account for multiple element arrangements and ensure that you specifically address how you determine fair value for each element in these arrangements. Please provide the proposed disclosures that you will include in your future filings. We refer you to ASC 605-25-50-1 and 50-2.

5.   Your disclosures on page 21 indicate that future changes in your products will likely result in the requirement to apply the service revenue recognition rules to subscription sales of your software and accordingly, upfront charges that are currently recognized as revenue when the service is complete (i.e. installation and data conversion services) may need to be deferred and recognized ratably. Considering the current shift in your business focus from perpetual licenses to hosted-subscription based products, it is unclear why these changes have not yet impacted the revenue recognition policy in your current financial statements. Please explain further and tell us the amount of historical revenues that could be impacted by this change.

(s) Fair Value Measurements, page 44

6.   We note your cash and cash equivalents consist primarily of cash and money market funds at December 31, 2010 and December 31, 2009. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 for your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note 9. Litigation, page 48

7.   You state that you currently believe that any liability that may ultimately arise from the resolution of your various claims and proceedings will not have a "material adverse effect" on your business, financial position, results of operations, or shareholders' equity. It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material."   Please revise this language in your future filings to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof, and provide us with your proposed disclosure.

Note 15. Recent Accounting Pronouncements, page 53

8.   Tell us your consideration to include a discussion regarding the pending guidance in ASU 2010-28 pursuant to SAB Topic 11.M. In addition, please confirm that you adopted this guidance on January 1, 2011 and tell us what impact, if any, this had on your financial condition and results of operations.

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on March 16, 2011)

Compensation Discussion and Analysis

Annual Cash Incentive Bonus, page 17

9.   We note that you disclose the cash incentive bonuses awarded to Steven Schmidt, Mary Minch, and Roy Truby for the period from July 1, 2009 to June 30, 2010, but you do not provide an explanation as to how the compensation committee calculated these bonuses based on the revenue growth and operating income growth factors disclosed in the chart in the proxy statement filed on March 10, 2010. Please explain in your response letter how these specific bonuses were calculated and ensure that in future filings you discuss the level achieved for each performance factor and whether any discretion was used by the compensation committee in awarding bonuses. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 23

10.   We note that the cash incentive bonuses awarded to Steven Schmidt, Mary Minch, and Roy Truby relate to the performance period from July 1, 2009 to June 30, 2010, but these awards are reflected

in the summary compensation table as being earned during the fiscal year ended December 31, 2010. Please explain.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Disclosure Controls and Procedures, page 14

11.   We note your statement that "any control and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives". If you continue to use this "reasonable assurance" language in future filings, you should state clearly, if true, that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are designed and effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

12.   We note that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, you could remove the wording of the definition, and instead include a reference to Rules 13a-15(e) and 15d-15(e). We refer you to Exchange Act Rule 13a-15(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney at (202) 551-3453, or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief